Filed Pursuant to Rule 424(b)(3)
of the Securities Act of 1933
Registration Number 333-101120

PROSPECTUS

ISTA PHARMACEUTICALS, INC.

20,000 SHARES OF COMMON STOCK

     We have prepared this prospectus to allow the selling stockholder, AcSentient, Inc., to sell 20,000 shares of our common stock. We sold the shares to the selling stockholder on October 23, 2002, in a private placement. We are not selling any shares of common stock under this prospectus.

     The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds received by the selling stockholder.

     Our common stock is quoted on The Nasdaq National Market under the symbol “ISTA.” On January 2, 2003, the closing price for our common stock was $3.15 per share. All share numbers and share prices in this prospectus have been adjusted to reflect the reverse stock split of our common stock on a 1-for-10 basis, which became effective as of 4:01 p.m. EST, November 13, 2002.

     INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 3 FOR RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER.

     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE COMMON STOCK, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 6, 2003.

PROSPECTUS SUMMARY
RISK FACTORS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

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PROSPECTUS SUMMARY

ISTA PHARMACEUTICALS, INC.

     ISTA was founded to discover, develop and market new remedies for diseases and conditions of the eye. Some of the products that we are developing involve the use of highly purified formulations of the enzyme hyaluronidase to treat diseases and conditions such as vitreous hemorrhage, diabetic retinopathy and corneal opacification. Our lead hyaluronidase-based product candidate, Vitrase®, is a proprietary drug for the treatment of severe vitreous hemorrhage and diabetic retinopathy.

     In December 2001, we announced our strategic plan to transition from a development organization to a fully-integrated, specialty pharmaceutical company with a primary focus on ophthalmology by acquiring complimentary products, either already marketed or in development.

     In March 2002, we announced the preliminary results for our Phase III clinical studies of Vitrase. The data from the two Phase III studies did not show a statistically significant improvement in the primary (surrogate) endpoint. However, further analysis has shown that for the 55 IU dose of Vitrase, in both studies, there was a clinically meaningful and statistically significant decrease in the density of vitreous hemorrhage and a statistically significant difference in the proportion of patients with an improvement in best-corrected visual acuity at one and two months, which extended to the three-month post-treatment visit in the study conducted outside North America. Based on these improvements in visual function and our review and discussions with the FDA regarding the data from the two studies, we submitted the clinical section and the chemistry, manufacturing and controls section of the New Drug Application, or NDA, for Vitrase in October 2002. Those sections of the Vitrase NDA were accepted for review in December 2002. Furthermore, we plan to submit the final component of the Vitrase NDA, concerning manufacturing validation, in the first quarter of 2003.

     In May 2002, we acquired substantially all of the assets of AcSentient, Inc. The assets include United States marketing rights for a new formulation of timolol, which we have named ISTALOL, a beta-blocking agent for treating glaucoma. AcSentient previously acquired rights to this compound from Senju Pharmaceutical Co., Ltd. (Japan). Senju submitted the NDA for ISTALOL to the FDA in September 2002. That NDA included data from pre-clinical studies conducted in Japan, combined with data from a Phase I clinical study conducted in the United States and a multi-center Phase III clinical study recently completed in the United States. The assets acquired from AcSentient also include United States product rights to bromfenac, a topical non-steroidal anti-inflammatory compound for the treatment of ocular inflammations, and worldwide marketing rights for Caprogel®, a novel compound for the treatment of hyphema, or bleeding into the front of the eye. AcSentient previously acquired the rights to these two compounds from Senju and the Eastern Virginia School of Medicine, respectively. Under the terms of the transaction, we have assumed payment and other obligations and responsibility for final development of bromfenac and Caprogel. We anticipate initiating a Phase III study of bromfenac in the United States in the first half of 2003. We believe that data from this Phase III study, combined with preclinical and clinical study data from trials previously conducted in Japan, will be sufficient for us to submit an NDA for bromfenac in late 2003. Furthermore, we intend to initiate a Phase III study of Caprogel in the first half of 2003. We believe that this Phase III study, in combination with a Phase III study of Caprogel previously completed in the United States, will support our preparation and submission of an NDA towards the end of 2003. We anticipate incurring additional research and development expenses in connection with the final development of bromfenac and Caprogel, and if these compounds are approved for sale in the United States, we expect to incur significant marketing and sales expenses. In addition, we will also be responsible for certain milestone payments to a third party in connection with the marketing approval in the United States for these compounds.

     We currently have no products available for sale. We have incurred losses since our inception and had an accumulated deficit through September 30, 2002 of $116.3 million. Our losses have resulted primarily from research and development activities, including clinical trials, related general and administrative expenses and a deemed dividend for preferred stockholders. We expect to continue to incur operating losses for the foreseeable future as we continue our research and development and clinical testing activities, and seek regulatory approval for our product candidates.

     We are organized as a Delaware Corporation with our principal executive offices located at 15279 Alton Parkway #100, Irvine, California 92618, and our telephone number is (949) 788-6000. Our common stock is traded on The Nasdaq National Market under the Symbol “ISTA.”

RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties.

RISKS RELATED TO OUR BUSINESS

We have a history of net losses and negative cash flow, and we may never achieve or maintain profitability.

     We have only a limited operating history upon which you can evaluate our business. We have incurred losses every year since we began operations. As of September 30, 2002, our accumulated deficit was $116.3 million, including a net loss of $22.5 million for the year ended December 31, 2001 and a net loss of approximately $16.9 million for the nine months ended September 30, 2002. We have not generated any revenue from product sales to date, and we may never generate revenues from product sales in the future. Even if we do achieve significant revenues from product sales, we expect to continue to incur operating losses for the foreseeable future and we may never achieve profitable operations.

Due to the preliminary results of our Phase III clinical trials for Vitrase, we may terminate the development of Vitrase for severe vitreous hemorrhage.

     In March 2002, we announced the preliminary efficacy and safety results for our two Phase III clinical studies of Vitrase. The data from these two studies did not show a statistically significant improvement in the primary (surrogate) endpoint. However, further analysis has shown that for the 55 IU dose of Vitrase, in both studies, there was a clinically meaningful and statistically significant decrease in the density of vitreous hemorrhage and a statistically significant difference in the proportion of patients with an improvement in best-corrected visual acuity at one and two months, which extended to the three-month post-treatment visit in the study conducted outside North America. Based on these improvements in visual function and our review and discussions with the FDA regarding the data from the two studies, we submitted the clinical section and the chemistry, manufacturing and controls section of the NDA for Vitrase in October 2002. Those sections of the Vitrase NDA were accepted for review in December 2002. Furthermore, we plan to submit the final component of the Vitrase NDA, concerning manufacturing validation, in the first quarter of 2003. The FDA’s review of the NDA for Vitrase may result in a requirement that we conduct additional Phase III clinical studies to support regulatory approval. Additional Phase III clinical studies will require us to raise additional capital, which we may not be able to raise on favorable terms, or at all. Even if we raise additional funds and conduct additional clinical trials, we cannot assure you that the results will support the filing or regulatory approval of an NDA, and we may decide to terminate our efforts to develop Vitrase if the results of any additional clinical studies do not justify the costs involved. If we terminate development of Vitrase, we will be dependent on the development of our other product candidates and our ability to successfully acquire other products and technologies.

If we are not able to complete clinical trials for bromfenac or Caprogel successfully or our clinical trials are delayed, we may not be able to market these products.

     In connection with our acquisition of substantially all of the assets of AcSentient, we acquired United States product rights to bromfenac and worldwide marketing rights for Caprogel. Phase I, Phase II and Phase III clinical trials of bromfenac have already been completed in Japan. We anticipate initiating a single Phase III study of bromfenac in the United States in the first half of 2003, and when that is successfully completed, submitting an NDA in late 2003. Phase II and Phase III clinical trials of Caprogel have been completed and we intend to initiate one additional Phase III study of Caprogel in the first half of 2003. When that Phase III study is completed, we believe that we will have the necessary support to prepare and submit an NDA for Caprogel towards the end of 2003. However, the FDA may require us to conduct additional clinical trials with respect to bromfenac or Caprogel prior to filing NDAs for those products. We may not be able to raise additional capital in order to conduct necessary clinical trials and there is a possibility that the results of any clinical trials conducted by us for bromfenac or Caprogel may not support regulatory approval.

If regulatory approval for ISTALOL is unsuccessful or delayed, we may not be able to market the product.

     In connection with our acquisition of substantially all of the assets of AcSentient, we also acquired the United States marketing rights for a new formulation of timolol, which we named ISTALOL. We depend on Senju for obtaining regulatory approval for ISTALOL. Senju submitted an NDA for ISTALOL in September 2002. That NDA included data from pre-clinical studies conducted in Japan combined with data from a Phase I clinical study conducted in the United States and a multi-center Phase III clinical study recently completed in the United States. The FDA may require Senju to conduct additional clinical trials or provide additional information in connection with their review and possible approval of the NDA. There can be no assurance that ISTALOL will receive FDA approval.

If we do not receive and maintain regulatory approvals for our products, we will not be able to manufacture or market our products.

     None of our product candidates has received regulatory approval from the FDA. Approval from the FDA is necessary to manufacture and market pharmaceutical products in the United States. Other countries have similar requirements.

     The process that pharmaceuticals must undergo to receive necessary approval is extensive, time-consuming and costly, and there is no guarantee that regulatory authorities will approve any of our product candidates. FDA approval can be delayed, limited or not granted for many reasons, including:

•	a product candidate may not be safe or effective

•	FDA officials may not find that the data from preclinical testing and clinical trials justifies approval

•	the FDA might not approve our manufacturing processes or facilities or the processes or facilities of our contract manufacturers or raw material suppliers

•	the FDA may change its approval policies or adopt new regulations

•	the FDA may approve a product candidate for indications that are narrow, which may limit our sales and marketing activities

     The process of obtaining approvals in foreign countries is subject to delay and failure for the same reasons.

If we are not able to complete our clinical trials successfully, we may not be able to obtain regulatory approvals to market our products.

     Many of our research and development programs are at an early stage and clinical testing is a long, expensive and uncertain process. Even if initial results of preclinical studies or clinical trial results are positive, we may obtain different results in later stages of drug development, including failure to show desired safety and efficacy. For example, our preliminary efficacy and safety results for our two Phase III clinical trials of Vitrase for the treatment of severe vitreous hemorrhage did not show a statistically significant improvement in the primary (surrogate) endpoint. We cannot assure you that any additional clinical trials we may decide to conduct of Vitrase for the treatment of severe vitreous hemorrhage will support the filing or regulatory approval of an NDA.

     The clinical trials of any of our product candidates could be unsuccessful, which would prevent us from obtaining regulatory approval and commercializing the product. Our failure to develop safe and effective products would substantially impair our ability to generate revenues and materially harm our business and financial condition.

We may be unable to execute our strategic plan to transition to a fully-integrated, specialty pharmaceutical company.

     Our strategy to acquire or in-license currently marketed ophthalmic products will be dependent upon a number of factors including identifying such acquisition opportunities, successfully negotiating favorable terms with third parties for the acquisition of such products and our ability to raise additional capital to enable the acquisition of such products. Furthermore, we have not established sales, marketing or distribution capabilities to support the marketing of any products and we do not have experience in the manufacturing of any products in commercial quantities.

     We may not be able to identify any product acquisition opportunities or be successful in negotiating favorable terms for such product acquisitions, or at all. Should we be successful in acquiring any products, we will need to establish our own sales, marketing, distribution and manufacturing capabilities, each of which will require substantial financial and management resources. Our failure to establish an effective sales, marketing, distribution, and manufacturing capabilities on a timely basis would adversely affect our ability to commercialize any acquired products.

We depend on our new Chief Executive Officer, Vicente Anido, Jr., Ph.D., to execute our strategic plan to transition to a fully-integrated, specialty pharmaceutical company.

     Our success largely depends on the skills, experience and efforts of our new Chief Executive Officer, Vicente Anido, Jr., Ph.D. Dr. Anido may terminate his employment at any time. In addition, we do not maintain “key person” life insurance policies covering Dr. Anido. The loss of Dr. Anido would jeopardize our ability to execute our strategic plan.

If we have problems with our contract manufacturer, our product development and commercialization efforts could be delayed or stopped.

     We have entered into a master services agreement with Cardinal Health, a new contract manufacturer for the manufacture of commercial quantities of Vitrase. To date, we needed Vitrase only for clinical trials. Before any new contract manufacturer can produce commercial quantities of Vitrase, if applied, we must demonstrate to the FDA’s satisfaction that the new source of Vitrase is substantially equivalent to the supply of the drug used in our clinical trials. Such demonstration may include the requirement to conduct additional clinical trials. In addition, the manufacturing facilities of all of our contract manufacturers must comply with current Good Manufacturing Practice regulations, which the FDA strictly enforces. Furthermore, the facilities of the contract manufacturer must undergo and pass pre-approval inspection by the FDA before any of our products can be approved for manufacture. We cannot assure you that Cardinal Health will be able to develop processes necessary to produce substantially equivalent product or that regulatory authorities will approve this new manufacturer. Failure to develop necessary production processes or receive regulatory approval could delay or stop our efforts to develop and commercialize Vitrase.

Our strategic partners may not perform their duties under our agreements, in which case our ability to commercialize Vitrase may be significantly impaired.

     We have entered into collaborations with both Allergan, Inc. and Otsuka Pharmaceutical Co., Ltd. for Vitrase. If we obtain regulatory approval for Vitrase in the United States and Europe, we will be dependent on Allergan for the commercialization of Vitrase in the United States and Europe. We will depend on Otsuka for obtaining regulatory approval of Vitrase in Japan, and if such approval is obtained, we will be dependent upon Otsuka for the commercialization of Vitrase in Japan. The amount and timing of resources Allergan and Otsuka dedicate to our collaborations is not within our control. Accordingly, any breach or termination of our agreements by Allergan or Otsuka could delay or stop the commercialization of Vitrase. For various reasons, including our preliminary results of our two Phase III clinical trials of Vitrase for the treatment of severe vitreous hemorrhage, our strategic partners may change their strategic focus, terminate our agreements, pursue alternative technologies or develop competing products. Unfavorable developments in our relationship with our strategic partners could have a significant adverse effect on us and our stock price.

If we have problems with Biozyme, our product development and commercialization efforts could be delayed or stopped.

     We have a supply agreement with Biozyme Laboratories Limited pursuant to which Biozyme supplies our contract manufacturer with all of our ovine hyaluronidase requirements for use in our clinical trials. Biozyme is currently our only source for highly purified hyaluronidase, which is extracted from sheep in New Zealand. Difficulties in our relationship with Biozyme could limit our ability to provide sufficient quantities of our products for clinical trials and commercial sales.

The outbreak of foot-and-mouth disease in Europe and elsewhere may significantly interrupt the supply of the active pharmaceutical ingredient for our products.

     The active pharmaceutical ingredient in our product candidates is hyaluronidase, which is extracted from sheep in New Zealand. Biozyme, the company that processes hyaluronidase for us, is located in Wales and ships hyaluronidase to our new manufacturer, Cardinal Health, in Albuquerque, New Mexico, approximately twice per month for formulation and filling of dose specific vials. The export of each shipment of hyaluronidase from the United Kingdom (UK) requires that the Ministry of Agriculture, Fisheries and Food (MAFF) issue an export permit. The MAFF has never denied the issuance of an export permit for any shipment of hyaluronidase to ISTA. To permit the importation of hyaluronidase in to the United States, we are required to secure an annual import permit from the United States Department of Agriculture (USDA). The USDA has never denied the issuance of an annual import permit to ISTA.

     In February 2001, an outbreak of foot-and-mouth disease in the UK led to governmental actions around the world to prevent the highly contagious disease from spreading to animals in other countries. Such actions have included temporarily prohibiting the importation and exportation of cattle, sheep and other animals subject to the disease, and products derived from these animals, to and from the UK and to and from other countries. As a result, the MAFF temporarily placed exportation of processed hyaluronidase and other biological materials on hold because of the foot-and-mouth disease outbreak. Before it will issue export permits for these materials, including hyaluronidase, MAFF is requiring that the USDA make a written request that permits be issued. The USDA issued a permit request for our hyaluronidase. The MAFF then issued the export permit and the shipment of hyaluronidase was delivered to ISTA. Subsequent shipments of hyaluronidase have been delivered without delay consistent with the procedure in place prior to the outbreak of foot-and-mouth disease. If future events lead to lengthy delays in the shipment of our active pharmaceutical ingredient to our manufacturer, our on-going clinical studies and our business and financial condition may be materially impaired.

We may be required to bring litigation to enforce our intellectual property rights, which may result in substantial expense.

     We rely on patents to protect our intellectual property rights. The strength of this protection, however, is uncertain. In particular, it is not certain that:

•	our patents and pending patent applications use technology that we invented first

•	we were the first to file patent applications for these inventions

•	others will not independently develop similar or alternative technologies or duplicate our technologies

•	any of our pending patent applications will result in issued patents

•	any patents issued to us will provide a basis for commercially viable products, will provide us with any competitive advantages or will not face third party challenges or be the subject of further proceedings limiting their scope

     We may become involved in interference proceedings in the U.S. Patent and Trademark Office to determine the priority of our inventions. We could also become involved in opposition proceedings in foreign countries challenging the validity of our patents. In addition, costly litigation could be necessary to protect our patent position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are generally uncertain. We may not prevail in any lawsuit or, if we do prevail, we may not receive commercially valuable remedies. Failure to protect our patent rights could harm us.

     We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business. These individuals may breach our confidentiality agreements and our remedies may not be adequate to enforce these agreements. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and we may not resolve these disputes in our favor. Furthermore, our competitors may independently develop trade secrets and proprietary technology similar to ours. We may not be able to maintain the confidentiality of information relating to such products.

Our products could infringe the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

     Third parties may assert patent, trademark or copyright infringement or other intellectual property claims against us based on their patents or other intellectual property. We may be required to pay substantial damages, including but not limited to treble damages, for past infringement if it is ultimately determined that our products infringe a third party’s intellectual property rights. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management’s attention from other business concerns. Further, we may be unable to sell our products before we obtain a license from the owner of the relevant technology or other intellectual property rights. If such a license is available at all, it may require us to pay substantial royalties.

     We have ceased negotiations with a third party for our acquisition of rights to patent applications owned by such party related to our Keraform product in development. As a result, we may be required to license these patent rights in order to commercialize our Keraform product as currently planned. Such a license may not be available to us on favorable terms, if at all. If such license is not available and we commercialize our Keraform product in its current configuration, there is a possibility that we could be sued for patent infringement should any patents containing claims related to our Keraform product issue from these patent applications.

If we do not receive third-party reimbursement, our products may not be accepted in the market.

     Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for our products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations and other organizations.

     Third-party payers are increasingly attempting to limit both the coverage and the level of reimbursement of new drug products to contain costs. Consequently, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. If we succeed in bringing one or more of our product candidates to market, third-party payers may not establish adequate levels of reimbursement for our products, which could limit their market acceptance.

We face intense competition and rapid technological change that could result in products that are superior to the products we are developing.

     We have numerous competitors in the United States and abroad, including, among others, major pharmaceutical and specialized biotechnology firms, universities and other research institutions that may be developing competing products. Such competitors may include Alcon Laboratories, Inc., Bausch & Lomb, Incorporated, CIBA Vision (a unit of Novartis AG), Merck & Co, Allergan, and Eli Lilly and Company. These competitors may develop technologies and products that are more effective or less costly than our current or future product candidates or that could render our technologies and product candidates obsolete or noncompetitive. Many of these competitors have substantially more resources and product development, manufacturing and marketing experience and capabilities than we do. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of pharmaceutical product candidates and obtaining FDA and other regulatory approvals of products and therapies for use in healthcare.

We are exposed to product liability claims, and insurance against these claims may not be available to us at a reasonable rate.

     The coverage limits of our insurance policies may be inadequate to protect us from any liabilities we might incur in connection with clinical trials or the sale of our products. Product liability insurance is expensive and in the future may not be available on acceptable terms, or at all. A successful claim or claims brought against us in excess of our insurance coverage could materially harm our business and financial condition.

We deal with hazardous materials and generate hazardous wastes and must comply with environmental laws and regulations, which can be expensive and restrict how we do business. We could also be liable for damages or penalties if we are involved in a hazardous material or waste spill or other accident.

     Our research and development work and manufacturing processes involve the use of hazardous materials and waste, including chemical, radioactive and biological materials. Our operations also produce hazardous wastes. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste. In the event of a hazardous material or waste spill or other accident, we could also be liable for damages or penalties. In addition, we may be liable or potentially liable for injury or contamination that results from our, or a third party’s, use of these materials, and our liability could exceed our total assets.

RISKS RELATED TO THE OFFERING

Our stock price is subject to significant volatility.

     Our stock price has been and may continue to be subject to significant volatility. The following factors, in addition to other risk factors described in this section, may cause the market price of our common stock to fall:

•	competitors announcing technological innovations or new commercial products

•	developments concerning proprietary rights, including patents

•	competitors publicity regarding actual or potential products underdevelopment

•	regulatory developments in the United States and foreign countries

•	period-to-period fluctuations in our financial results

•	litigation

•	economic and other external factors, including disasters and other crises

     We participate in a highly dynamic industry, which often results in significant volatility in the market price of our common stock irrespective of company performance. Fluctuations in the price of our common stock may be exacerbated by conditions in the healthcare and technology industry segments or conditions in the financial markets generally.

Provisions of our charter documents and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.

     Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition or merger in which we are not the surviving company or which results in changes in our management. These provisions could discourage acquisitions or other changes in our control, including those in which our stockholders might otherwise receive a premium for their shares over then-current market prices.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. In some cases, you can identify forward-looking statements by words like “believes,” “intends,” “expects,” “anticipates,” “plans,” and similar expressions. You should not rely on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for the reasons described above and elsewhere in this prospectus and in our other SEC filings. We expressly disclaim any obligation to update any information in this prospectus, except as may otherwise be required by law.

SELLING STOCKHOLDERS

     On October 23, 2002, we issued 20,000 shares of common stock to AcSentient, Inc., the selling stockholder, as partial consideration for substantially all of the assets of AcSentient. We are registering all 20,000 shares of common stock covered by this prospectus on behalf of the selling stockholder. We will receive no proceeds from this offering. AcSentient has not had any position, office or other material relationship with us in the past three years other than as a result of the ownership of the shares of our common stock. We are registering the shares to permit the selling stockholder and its pledgees, donees, transferees, or other successors-in-interest that receive shares from the selling stockholder as a gift, partnership distribution or another non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate. We refer to all of these possible sellers as selling stockholder in this prospectus.

     The following table sets forth the number of shares beneficially owned by the selling stockholder. Percentage ownership is based on 13,288,190 shares of common stock outstanding as of November 20, 2002. The shares offered by this prospectus may be offered from time to time by the selling stockholder.

     This registration statement pertains to 20,000 shares of our common stock currently held by the selling stockholder. This registration statement does not cover 10,000 shares of our common stock previously issued to the selling stockholder on May 9, 2002, and registered for sale under a separate registration statement filed June 21, 2002 (SEC File No. 333-90994). We assume that the selling stockholder will have offered and sold all 20,000 shares of our common stock covered by this registration statement and all 10,000 shares of our common stock covered by the registration statement filed June 21, 2002, as of the completion of this offering.

     This registration statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock divided, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

	Shares Beneficially Owned		Number of Shares	Shares Beneficially Owned
	Prior to Offering		Registered for Sale Hereby	After Offering

Name of Selling Stockholder	Number	Percent		Number	Percent

AcSentient, Inc.	30,000	*	20,000	0	0.0%
110 Doric Court
Morrisville, North Carolina 27560

* less than 1%

PLAN OF DISTRIBUTION

     The selling stockholder may sell the common stock from time to time. The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholder may make these sales on one or more exchanges, in the over-the-counter market or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price, or in privately negotiated transactions. The selling stockholder may use one or more of the following methods to sell the common stock:

•	a block trade in which the selling stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

•	the name of the selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

     The selling stockholder may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholder. The selling stockholder may also sell shares short and redeliver the shares to close out such short positions. The selling stockholder may enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-

dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholder may be deemed to be “underwriters” within the meaning of section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because selling stockholder may be deemed “underwriters” within the meaning of section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act.

     Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholder. We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expense and fees in connection with the registration of the shares. The selling stockholder will bear all commissions and discounts, if any, attributable to the sale of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholder against certain liabilities in connection with their offering of the shares, including liabilities arising under the Securities Act.

LEGAL MATTERS

     The validity of the common stock offered pursuant to this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 included in the Current Report on Form 8-K filed with the Securities and Exchange Commission on or around December 12, 2002, as set forth in their reports, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     Because we are subject to the information and reporting requirements of the Securities Exchange Act of 1934, we file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (and any amendments thereto) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Current Report on Form 8-K filed December 20, 2002;

•	Current Report on Form 8-K filed December 12, 2002;

•	Current Report on Form 8-K filed December 3, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed November 14, 2002;

•	Definitive Proxy Statement on Schedule 14A in connection with a Special Meeting of Stockholders filed October 11, 2002;

•	Current Report on Form 8-K filed September 25, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed August 14, 2002;

•	Current Report on Form 8-K filed July 9, 2002;

•	Current Report on Form 8-K filed June 11, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed May 15, 2002;

•	Current Report on Form 8-K filed May 6, 2002, as amended on June 26, 2002 ;

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on April 1, 2002;

•	Definitive Proxy Statement on Schedule 14A in connection with our 2002 Annual Meeting of Stockholders filed April 30, 2002;

•	The description of our preferred stock contained in our registration statement on Form 8-A filed January 22, 2002, as amended November 19, 2002;

•	Current Report on Form 8-K filed January 2, 2002 (regarding shareholder rights plan);

•	Current Report on Form 8-K filed January 2, 2002 (regarding our transactions with Otsuka); and

•	The description of our common stock contained in our registration statement on Form 8-A filed August 4, 2000.

     To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Chief Financial Officer ISTA Pharmaceuticals, Inc. 15279 Alton Parkway #100 Irvine, CA 92618 (949) 788-6000

     You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than on the front of the prospectus or any prospectus supplement.